

December 3, 2015

Via E-mail
Linda F. Powers
Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

> **Re:** **Northwest Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2015**
> **File No. 333-207976**

Dear Ms. Powers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page 24

1. Please amend this disclosure to include the current report on Form 8-K you filed on February 10, 2015.

Exhibit Index, page II-6

2. We note your indication that you may file Exhibit 4.5 with a current report on Form 8-K to be incorporated by reference to this registration statement. Please be advised that your indenture must be filed with the registration statement, and qualified under the Trust Indenture Act of 1939, at the time the registration statement is declared effective. Accordingly, please file the form of indenture with a pre-effective amendment to this registration statement and remove the language indicating that you may file it post-effectively as an exhibit to a current report on Form 8-K. See Trust Indenture Act

Compliance and Disclosure Interpretation, Section 201.02, available at
http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

3. Similarly, we note your indication that you may file Exhibit 25.1 with a current report on
   Form 8-K to be incorporated by reference to this registration statement. Please note that
   you must separately file the Form T-1 under the electronic form type "305B2" and not in
   a post-effective amendment or in a Form 8-K. Refer to Question 206.01 of the Trust
   Indenture Act of 1939 Compliance and Disclosure Interpretations, available at
   http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise your exhibit
   index accordingly.

Exhibit 5.1

4. Please amend your opinion of counsel to include an opinion as to the legality of the units
   that may be offered using this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scot Foley at (202) 551-3383, Amy Reischauer at (202) 551-3793 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Campitiello, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, New York 10019